December 29, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.

Draft Registration Statement on Form F-1

Submitted On October 28, 2016

CIK No. 0001688470

Dear Ms. Parker and Mr. Field:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 22, 2016 (the “Comment Letter”) relating to the draft registration statement submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) referenced above. Also enclosed is Amendment No.1 to the Draft Registration Statement on Form F-1 (the “Amended Registration Statement”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

General

Comment:

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:

Ten graphics and pictures have been added to the Amended Registration Statement. Please see pages iii, 3, 5, 55, 60 and 62 of the Amended Registration Statement.

Comment:

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

As of the date of the response, the Company has been advised by the Underwriter that the Underwriter has not distributed any written communications relating to this offering. We have not authorized anybody to present any written communication to any potential investors except that we used a brochure translated and attached herein as Appendix A to show our existing and prospective businesses to potential institutional investors in Taiwan. We do not believe the brochure attached herein is subject to Section 5 of the Securities Act of 1933, as amended, because Section 5 regulates distributions of written communications in the interstate commerce of U.S. and our brochures were circulated only among potential institutional investors in Taiwan.

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Comment:

3. Please refer to the last paragraph. Please move the “Subject to Completion” legend to the prospectus cover page. Please also revise so that the legend matches the language contained in Item 501(b)(10) of Regulation S-K.

Response:

The Amended Registration Statement has been revised to address the staff’s comment. Please see page ii of the Amended Registration Statement.

Prospectus Cover Page

Comment:

4. Please refer to the first paragraph. We note the disclosure that “[you] will not receive any proceeds from the ADSs sold by the selling shareholders.” We note that the remainder of the prospectus does not reference any selling shareholders. Please delete or advise.

Response:

The sentence referred in the staff’s comment above has been deleted in the Amended Registration Statement. Please see page ii of the Amended Registration Statement.

Comment:

5. Please refer to the third paragraph and the cross-reference to the risk factors section. Please highlight this cross-reference with a prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Response:

The paragraph cross-referring to the risk factors section has been highlighted on the prospectus cover page in the Amended Registration Statement. Please see page ii in the Amended Registration Statement.

Comment:

6. Please refer to the chart following the fourth paragraph. Please revise to show this information based on the total minimum and total maximum amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response:

The chart referred in the staff’s comment has been revised and updated to show the information requested. Please see the chart on page ii of the Amended Registration Statement.

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Comment:

7. Please refer to the sixth paragraph. We note the disclosure that “if [you] do not raise the aggregate offering amount of $15,000,000, [you] will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.” Please revise to clarify that all amounts will be promptly refunded to such investors. Refer to Rule 10b-9 of the Securities Exchange Act of 1934.

Response:

The sentence referred in the comment above has been revised to address the staff’s comment. Please see page ii in the Amended Registration Statement.

Prospectus Summary, page 2

Comment:

8. Please refer to the introductory paragraph. We note your disclosure that the “prospectus contains information from a report commissioned by [you] dated June, 2015, as updated from time to time, by the Cunningham Group.” Please file a consent. Refer to Rule 436 of the Securities Act of 1933.

Response:

The consent from the Cuningham Group is attached to the Amended Registration Statement as Exhibit 23.5.

Our Business, page 2

Comment:

9. Please revise the prospectus summary to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose your recent net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds. Please also quantify your outstanding debt and disclose that some of the debt is overdue and currently under negotiation.

Response:

The Amended Registration Statement has been revised as necessary to address the staff’s comment. Please refer to page 6 of the Amended Registration Statement.

Comment:

10. Please refer to the second paragraph. Please revise to disclose your anticipated costs and timing to complete Phase I and Phase II of your expansion plans. In this regard, we note your disclosure in the first risk factor on page 11 that you estimate needing approximately $200 million. We also note your disclosure in the first full risk factor on page 20 that you estimate needing approximately 18 months to obtain the necessary licenses before construction can begin and your disclosure on page 42 regarding the timing of Phase I and Phase II.

Response:

The Amended Registration Statement has been revised to address the staff’s comment. Please refer to page 2 of the Amended Registration Statement. In addition, the corresponding risk factor on pages 18 and 23 of the Amended Registration Statement has been supplemented to describe more precisely the timeline of the construction process of Phase I and Phase II.

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Comment:

11. Please define “IHG” the first time you use it and disclose the specific nature of your current and possible future relationship with IHG. In this regard, we note that you have entered into a binding letter of intent with IHG pursuant to which IHG has agreed to manage the two hotels to be constructed on your site. We further note that Phase I is expected to include a hotel under IHG’s Holiday Inn brand name and Phase II includes a second hotel likely to be named under IHG’s Crowne Plaza brand. We also note that the letter of intent contemplates entering into a management contract with IHG that may include incentive management fees, license fees and technology service fees payable to IHG.

Response:

One paragraph has been added to address the staff’s comment. Please refer to page 2 of the Amended Registration Statement.

Risk Factors, page 10

Comment:

12. Please revise to include a risk factor disclosing that your auditors have issued a going concern opinion on your audited financial statements.

Response:

One risk factor about the staff’s comment has been added to the Risk Factors section. Please see page 28 of the Amended Registration Statement.

Comment:

13. We note that certain officers and shareholders have advanced funds to the company for working capital purposes. We also note that such advanced funds are due upon demand. Please revise to include a risk factor disclosing such advances and any associated risks.

Response:

One risk factor about the staff’s comment has been included on page 28 of the Amended Registration Statement.

Comment:

14. We note that Mr. Lo owns approximately 99.83% of your ordinary shares. Please revise to include a risk factor disclosing his share ownership, pre and post-offering, and any risks related to his voting power and control over such a large percentage of your ordinary shares.

Response:

One risk factor about the staff’s comment has been included on page 14 of the Amended Registration Statement.

Accidents or injuries at our golf properties or in connection with our operations, page 20

Comment:

15. We note your statement that “[a]lthough Yao-Teh purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks in the past few years until June 2015…” Please remove this mitigating language and clarify whether you currently have sufficient insurance coverage.

Response:

Our insurance coverage has been updated in the Risk Factors section. Please find the revised disclosure on page 23 of the Amended Registration Statement.

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Servicing our debt of our Subsidiaries requires a significant amount of cash, page 25

Comment:

16. Please update the information in this risk factor for your most recent interim period.

Response:

The risk factor referred to in the staff comment has been updated to reflect changes in the most recent interim period. Please find the revised risk factor on page 28 of the Amended Registration Statement.

Use of Proceeds, page 32

Comment:

17. We note your disclosure in the second paragraph that you intend to use the net proceeds for “business development purposes, which may include but not limited to investment in the development and construction of Phase I of the Royal Country Club Spa & Resort, the early-stage operation thereof, capital expenditures thereof, sales and marketing activities, construction of technology infrastructure, engaging architectural, entertainment and managerial professionals, capital expenditures and all other expenses and costs related to our business development.” Please revise to more specifically identify and quantify the principal intended uses of the net proceeds, and provide this information assuming that you achieve: the $15 million minimum offering amount, the $50 million maximum offering amount, and one or two amounts in between this offering minimum and maximum. Refer to Item 3.C.1 of Form 20-F.

Response:

The intended use of proceeds has been revised to supplement the details. Please find the revision on page 35 of the Amended Registration Statement.

Comment:

18. We note your disclosure in the first full risk factor on page 25 that your subsidiaries have a significant amount of debt. We also note your disclosure on page 72 that you have large advances from third parties. Please advise if any net proceeds will be used to retire any debt. If applicable, please revise to disclose the aggregate amount of indebtedness that will be repaid, including the interest rate and maturity date of the indebtedness. Refer to Item 3.C.4 of Form 20-F.

Response:

The issue referred in the staff’s comment has been addressed in the Amended Registration Statement. We do not plan to use any of the proceeds raised through this offering to retire any of our debt. Please find the revised disclosure on page 36 of the Amended Registration Statement.

Business, page 51

Licenses and Permits for the Royal Country Club Spa & Resort, page 56

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Comment:

19. We note your disclosure in the first paragraph that you estimate that land reclassification will take approximately three months. Please reconcile with your disclosure in the first full risk factor on page 20 that such land reclassification will take approximately 18 months.

Response:

The sentence to which the staff comment refers has been updated. Our consultant estimates it might take up to 18 months to finish land reclassification from February 2016. Please find the clarification on page 61 in the Amended Registration Statement.

Operating Leases, page 72

Comment:

20. Please revise to identify by name the referenced shareholder. Please also revise the Advances from Related Parties section in a similar manner. In addition, provide us with an analysis as to whether you are required to file the operating lease as an exhibit.

Response:

The description of the operating lease and advances from related parties has been updated to address the staff comment. Please see page 73 of the Amended Registration Statement.

We respectfully believe that the Company is not required to include the operating leases as an exhibit to the F-1 Form because 1) the amount of the two leases is approximately $500/ month or $6,000/ year, which is too small to be deemed material under Rule 229.601 (b)(10)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”); and 2) pursuant to Rule 229.601 (b)(10)(ii)(D), the two leases are for the offices and not the land where the golf course/ resort land described in the Amended Registration Statement are located. Therefore the two leases are immaterial in amount and do not fit in the description of material leases set forth in Rule 229.601 (b)(10)(ii)(D). As a result, the two leases are not material contracts as defined in Rule 229.601 (b)(10) and we are not required to file such as exhibits.

Taxation, page 97

Comment:

21. Please refer to the introductory paragraph. We note that the introductory paragraph references that this section summarizes British Virgin Islands, Republic of China and United States federal income tax consequences. Republic of China tax consequences, however, have not been summarized. We also note that the last sentence of the introductory paragraph indicates that all three sections are being opined upon by legal counsel but no tax opinions have been filed as exhibits and inappropriate disclaimer language has been included in the introductory paragraph and in the United States tax consequences section. Please revise this section as applicable and file any associated tax opinions or advise.

Response:

A summary of the Republic of China tax consequences relating to this offering has been provided in the Taxation section. Please find such summary on page 103 of the Amended Registration Statement.

The summary of the Republic of China tax consequences is a simple discussion about the taxability over certain transactions in Taiwan. We believe that a tax opinion is not required in this Amended Registration Statement pursuant to footnote 40 of the Securities and Exchange Commission Staff Legal Bulletin No. 19 (CF). In addition, Exhibit 23.6 attached in the Amended Registration Statement is a copy of the consent letter from the accounting firm in Taiwan which provided the summary of the Republic of China tax consequences.

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Exhibits

Comment:

22. We note your statement on page 6 that “You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.” Please file the deposit agreement.

Response:

We have not engaged any depository bank at this moment. We will include as an exhibit the deposit agreement as soon as we have signed up a depository bank.

Undertakings, page II-3

Comment:

23. Please revise to include all undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not provided the undertakings required by Items 512(a)(5) or (a)(6).

Response:

The undertakings are updated to address the staff’s comment. Please see page II-3 in the Amended Registration Statement.

Signatures, page II-4

Comment:

24. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he has signed. Please also revise to include the signature of your authorized representative in the United States. Refer to Instructions for Signatures on Form F-1.

Response:

The Signature Page has been revised and updated according to the staff comment as referred to herein. Please see page II-4 of the Amended Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

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